Mail Stop 4561

December 19, 2007

By U.S. Mail and facsimile to (706) 778-6886.

Annette Banks
Chief Financial Officer
Habersham Bancorp
282 Historic Highway 441 North
P. O. Box 1980
Cornelia, Georgia 30531

> **Re:** **Habersham Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **File No. 000-13153**

Dear Ms. Banks:

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13

Consolidated Financial Statements

Audit Report, page 1

1. Please amend your filing to include a signed audit report. Refer to Article 2-02(a) of Regulation S-X.

Note 2, Summary of Significant Accounting Policies

General

2. Please revise to include your accounting policies for your derivative instruments.

Note 3, Business Combination

3. Please revise to include the disclosures required by paragraphs 51(e) and 51(h) of SFAS 141 and all of the disclosures required by paragraphs 52 through 55 of SFAS 141. To the extent that you did not provide these disclosures because you believe them to be immaterial, please provide us with your quantitative analysis and include the information required by the disclosures in your response.

Note 12, Derivative Instruments and Hedging Activities, page 17

4. Please revise to disclose how you measure hedge ineffectiveness, both at inception and on an ongoing basis for your interest rate swaps. To the extent you are assessing hedge effectiveness under paragraphs 65 or 68 of SFAS 133, please revise to disclose how each hedging relationship met the requirements to use such tests.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your amended filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Rebekah Moore at (202) 551-3463, or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief